October 16, 2009

Mr. Mark P. Shulman, Branch Chief – Legal
Mr. Matthew Crispino
Mr. Morgan Youngwood
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 4561
Washington, D.C. 20549
Via EDGAR and Federal Express

Re:	Vuzix Corporation Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-160417)
Gentlemen:
          On behalf of Vuzix Corporation (the “Registrant”), attached for your review is a copy of Amendment No. 3 (the “Amendment”) to Registration Statement on Form S-1, File No. 333-160417 (as previously amended, the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof via EDGAR and marked to show changes from the Registration Statement filed with the Commission on September 4, 2009.
          The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated October 2, 2009, with respect to the Registration Statement (the “Comments”) and our telephone conference with the staff accountant on October 8, 2009. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers in the Amendment.
Cover Page
1.      We note your response to prior comment 5. The cover page, however, remains excessively detailed. As noted in our prior comment, your cover page disclosure should be limited to information that is required by Item 501 of Regulation S-K or t hat is key information about the offering. For example, the discussion of the circumstances under which you may accelerate the expiration date of the warrants does not need to be explained on prospectus cover page. Also, the detailed information about your Canadian offering is not key information needed by U.S. investors. We also continue to believe that you should remove the proceeds table from cover page. See prior comment 4. Please revise your cover page as necessary to comply with the requirements of Rule 421 of Regulation C. See also the Plain English guidance available on our web site at http://sec.gov/divisions/corpfin/cfguidance.shtml#english.

Securities and Exchange Commission
Division of Corporation Finance
October 16, 2009

          We have revised the cover page to eliminate excessive detail. We believe that the revised cover page contains disclosure material to investors. Please see the cover page in the Amendment.
2.      We note the disclosure on the cover page that you are offering your securities on a “commercially reasonable efforts basis” and the disclosure on page 96 that the offering is being made on a “commercially reasonable ‘best efforts’ basis.” We are unfamiliar with the term “commercially reasonable efforts” in connection with a best efforts offering. Please explain what is meant by the term.
          We understand that the term “commercially reasonable efforts basis” in connection with a public offering has a well-established meaning in Canada and had used that term in our prospectus at the request of our Canadian agents. We do not believe that the term has any meaning distinct from “best efforts basis” in the context of a US public offering. Accordingly, we have changed each reference to “commercially reasonable efforts basis” or “commercially reasonable ‘best efforts’ basis” throughout the prospectus to “best efforts basis.” Please see the cover page, offering summary and page 96 of the Amendment.
3.      We note your disclosure that neither you nor your agents will receive any funds in payment for the securities sold in this offering until the closing and, therefore, you have no arrangements to place funds in an escrow account. In your response letter, please explain who will collect payment for the securities and when such payment will be collected. Also, since neither the company nor its agents will collect the funds, explain how the company will know at the closing if it has reached the required minimum gross proceeds for the offering. Finally, please tell us how you intend to comply with Rules 10b-9 and 15c2-4 of the Exchange Act without appointing an escrow agent.
          We will appoint JP Morgan Chase Bank, National Association, or one of its affiliates, as escrow agent to collect payment for the securities in order for us to comply with Rules 10b-9 and 15c2-4 of the Exchange Act. We have revised the prospectus accordingly. Please see the cover page and underwriting section of the Amendment.
Risk Factors
“There is currently no trading market for our securities...,” page 20

Securities and Exchange Commission
Division of Corporation Finance
October 16, 2009

4.      We note your response to prior comment 14. Please move the discussion regarding shareholders’ inability to exercise the warrants in the absence of an effective registration statement to a separately captioned risk factor. Disclose in that risk factor those states, if any, in which you intend to register or otherwise qualify your securities for sale. Highlight the fact that investors will not be able to exercise the warrants in states where your common stock has not been registered.
          The requested changes and additional disclosures have been made. Please see the new risk factor on page 20 of the Amendment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and capital resources, page 48
5.      Your response to prior comment No. 22 indicates that you offer significant early payment discounts on your accounts receivable balances. Please clarify how you account for these early payment discounts and tell us how such discounts are recorded in your consolidated statements of operations.
          Historically, we have accounted for early payment discounts as a cost of goods sold in our consolidated statements of operations. The following table shows the total early payment discounts in dollars and as a percentage of total sales for the years ended December 31, 2006, 2007 and 2008 and the six months ended July 31, 2009:

Period	Early Payment Discounts	Percentage of Total Sales
Year Ended December 31, 2006	$25,419.00	0.267%
Year Ended December 31, 2007	$13,937.03	0.137%
Year Ended December 31, 2008	$74,603.14	0.59%
Six Months Ended June 30, 2009	$37,315.08	0.73%
          After further research we have concluded that early payment discounts are typically presented as a reduction in sales rather than as a cost of goods sold and we will account for them accordingly. We have also restated our sales and cost of sales for our year ended December 31, 2008 and for the three and six month periods ended June 30, 2009 and 2008 in this Amendment. We have not restated those accounts in our financial statements for the years ended December 2006 and 2007 as the necessary adjustments would be immaterial and the current treatment did not result in any misstatement of gross margin or net income for those years.
6.      Your response to prior comment No. 24 indicates that you believe there was no uncertainty in your going concern assumptions when preparing your financial statements for the year ended December 31, 2008. Please explain, in greater detail, the basis for your conclusion. In this regard, your analysis did not consider the $500,000 convertible note payable due in

Securities and Exchange Commission
Division of Corporation Finance
October 16, 2009

January 2009 that is past due. Further, you indicate that your suppliers would continue to extend credit and that you have the ability to raise capital consistently, however, you do not address the ability of each of these sources of financing to continue to support your operations. Explain how your operating budget for 2009 compares to your actual cash flows from operations during the six months ended June 30, 2009 and the nine months ended September 30, 2009. Demonstrate why you believed that you would have positive cash flows in 2009 while in all prior years you have experienced negative cash flows. That is, describe why you believed you would have positive cash flow (e.g., reduction of operating expenses, increased revenue based on executed contracts). Tell us any other conditions or events that you considered in reaching your conclusion that there was no uncertainty in your going concern assumptions. Revise your disclosures to provide similar information outlined in your response.
We concluded that there was no substantial uncertainty in our going concern assumptions when preparing our financial statements for the year ended December 31, 2008 based upon the factors described in our response to prior comment No. 24 and upon the following additional factors:
Date of Opinion
     Our auditors issued their opinion with respect to our 2008 financial statements on June 17, 2009. By then, almost six months of the 2009 calendar year had elapsed, and our financial performance was reasonably consistent with our projections. This bolstered our conclusion that there was no substantial uncertainty that we would continue to operate as a going concern at least until the end of 2009.
$500,000 convertible note payable due in January 2009
The $500,000 convertible note due in January 2009 is payable to Sally Hyde Burdick. Prior to the maturity of the note, we approached Ms. Burdick to negotiate an extension of the maturity of the note. Although the note was not formally extended, Ms. Burdick orally agreed not to demand immediate repayment provided that we make monthly interest payments on the principal amount of the note at the annual rate of 18% to which we agreed. When we prepared our 2008 financial statements in June 2009, we had made the required monthly interest payments for four consecutive months and we believed that we would continue to be able to make these interest payments for the foreseeable future from our budgeted cash flows from operations. To date we have done so.
     Based upon our long relationship with Ms. Burdick and her statements regarding her personal financial position, we believed Ms. Burdick was unlikely to demand payment so long as she was receiving the return that we had agreed upon. We also believed that if Ms. Burdick demanded payment of the note, our management would be able to raise the funds necessary to pay the amount due either from their personal resources or those of other stockholders, who had provided financial resources to us in the past. As described in more detail below, since 2000 our management has raised approximately $11.8 million from those and other private sources. Accordingly, in June 2009, we concluded that our default under the note did not create any substantial uncertainty in our going concern assumptions.

Securities and Exchange Commission
Division of Corporation Finance
October 16, 2009

The ability of suppliers to continue to support our operations
          We have relied on extensions of credit from three of our major suppliers: Kopin Corporation; Vast Technologies, Inc.; and KEK Associates, Inc. Kopin, the largest of our trade creditors, is a public company. In order to determine whether Kopin would be able to continue to extend credit to us we reviewed its Quarterly Report on Form 10-Q for the three month period ended March 28, 2009 filed with the Commission on May 6, 2009. According to that report, as of March 28, 2009, Kopin had cash and equivalents and marketable securities of $104,056,727, working capital of $117,411,466 and net income $2,099,700 for the three month then ended. Accordingly, we determined that Kopin would be able to continue to extend credit to us in manner consistent with past practice.
     Kopin is also a substantial shareholder in us, and we believed that based upon our relationship with its management and its equity interest in us, it would be willing to continue to extend trade credit, including by providing us with advance payments on their orders for night vision display electronics that we build for them. We also believed that Kopin would continue to take advantage of our 2% early payment discounts as they have done in the past. To date they have continued to do so. It should be noted that our sales to Kopin/DRS continue to represent 20% of our revenues.
     Vast and KEK are both private companies and we had no direct access to their financial condition. However, each of Vast and KEK are wholly-owned by one of our stockholders. Our management has longstanding relationships with these individuals. Based on conversations with these individuals and our course of dealing with those companies, we concluded that they would be willing and able to continue to extend credit to us in manner consistent with their past practice.
Availability of Additional Capital
          Since December 2000, we have raised $11,858,000 in equity and debt financing through private placements. We have also raised an additional $1,626,000 in loans (in addition to the loan from Ms. Burdick), of which $650,000 was borrowed from current management and stockholders. As disclosed in our prospectus, our Chief Executive Officer and Chief Financial Officer loaned us an aggregate of $209,208 more than five years ago to finance our operations; in October 2008, our Chief Executive Officer loan us an additional $165,500 under a revolving loan agreement; in August 2009 we borrowed $200,000 from three stockholders (including $50,000 from our Vice President of Quality Assurance, the beneficial owner of approximately 9% of our issued and outstanding common stock). Based on our knowledge of the financial resources of our management and these stockholders, we concluded that, if necessary, they would be able to continue to loan money to us to finance our operations in a manner consistent with their past practice.
          Accordingly, in June 2009, we concluded that our reliance on our suppliers to continue to extend credit and our reliance on management and other stockholders as sources of capital to finance our operations eliminated a substantial uncertainty in our going concern assumptions. We respectfully note that, from the time we prepared our 2008 financial statements to date, all three of the suppliers named above have continued to extend credit to us in manner consistent with their past practice and that we were in fact able to raise $300,000 in equity financing from those sources in January 2009 and to borrow $200,000 from those sources in August 2009.
Our operating budget for the six months ended June 30, 2009 and the nine months ended September 30, 2009 compared to our actual cash flows from operations

Securities and Exchange Commission
Division of Corporation Finance
October 16, 2009

          Our operating budget for the six months ended June 30, 2009 provided for gross profit of $2,251,320 on net revenues of $6,460,869 and net income before tax of $(747,785). Our actual results of operations (unaudited) for the six months ended June 30, 2009 were gross profit of $1,860,226 on net revenues of $5,119,402 and net income before tax of $(1,487,565). Our operating budget for the nine months ended September 30, 2009 provided for gross profit of $3,023,035 on net revenues of $8,983,253 and net income before tax of $(1,787,865). Our estimated actual results of operations (unaudited) for the nine months ended September 30, 2009 were gross profit of $2,892,259 on net revenues of $7,690,675 and net income before tax of $(1,784,658). More details regarding the comparisons of our operating budgets for the six months ended June 30, 2009 and the nine months ended September 30, 2009 to our actual results for those periods, and our operating budget for the current fiscal quarter, are set forth on Exhibit A attached to this letter.
     After adding back depreciation to our losses for those periods, our cash flow for the six months ended June 30, 2009 was ($1,052,442) as compared to a budgeted operating cash flow for the period of ($459,488). Our operating cash flow for the nine months ended September 30, 2009 was ($1,191,710) an improvement over our budgeted operating cash flow for the period of ($1,311,702).
Why we believed we would have positive cash flow in 2009
     In June 2009, we concluded that, with the continued support of our note holders and suppliers as described above, we would have positive cash flow for 2009 for two reasons: We had substantially reduced our costs and our revenues for the year to date had increased and were expected to continue to increase.
     In November 2008, we implemented a cost reduction program, which included a 20% reduction in our work force. Reductions were made in most areas of the company, although slightly higher reductions took place in research and development and smaller reductions were made in revenue-generating areas such as sales and marketing. We also reduced our use of external consultants for development work. As a result, we achieved a 32% reduction in research and development expenses and a 10% reduction in general and administrative expense in the first quarter of 2009 compared to the first quarter of 2008. We believed that we would be able to maintain these savings throughout 2009 and estimated that they would result in an aggregate reduction in expenses of $1,500,000 for 2009 as compared to 2008, without adversely affecting our sales.
     Our revenues for the first quarter of 2009 increased by 77% over revenues for the first quarter of 2008. This increase was primarily attributable to increased orders for defense products from our night vision display drive electronics customer and increased distribution of our consumer Video Eyewear products in the United Kingdom and Japan. We believed these increases would continue through 2009, due in part to the fact that our business is seasonal, with our greatest revenues occurring during the third and fourth quarters, and that it was therefore reasonable to expect further increases in sales for the third and fourth quarters of 2009.
     As a result of our increased sales, cost reductions and increased expenses, our net loss for the first quarter of 2009 was approximately 73% lower than our net loss for the first quarter of 2008. In June 2009, based on the preliminary information then available to us, we concluded that our results of operations for the first six months of 2009 would show that our reductions in expenses and increased sales of consumer Video Eyewear products had continued. As disclosed in the financial statements included in the prospectus, our actual net loss for the second quarter of 2009 was $(1,038,976), a decrease of $(76,348) or approximately 7% from our net loss for the second quarter of 2008 and our cash flow was ($741,045) an improvement decrease of $207,324, or approximately 22% from our negative cash flow for the second quarter of 2008.
     In conclusion we feel that our determination that there was no substantial uncertainty regarding our ability to continue as a going concern was reasonable and correct. And finally we would like to point out that today, nearly ten months after December 31, 2008, we are still operating as a going concern as additional confirmation that those assumptions were still valid.

Securities and Exchange Commission
Division of Corporation Finance
October 16, 2009

          As you requested, we have revised our prospectus to provide similar information to that outlined in this response. Please see the new paragraph under Current Financial Position in the Management’s Discussion and Analysis section beginning on page 50 of the Amendment.
7.      Explain how your auditors concluded that there is no uncertainty in your going concern assumption. Specifically, describe why they believe that a “commercial reasonable basis” (originally, best efforts) offering is a sufficient basis to overcome uncertainty in your going concern assumption. That is, it appears that without this offering the company would experience material adverse effects on its ability to continue to operate.
          Our auditors concluded that there is no uncertainty in our going concern assumption based upon the factors described in our response to comment No. 6 above and in our response to prior comment No. 24. More specifically, at the time their opinion was rendered in June 2009, our auditors reviewed the actual financial performance and cash flows of the company for the five months ended March 31, 2009 compared to the budget and the prior year comparable periods. Our auditors also reviewed the available resources of affiliates including the historical and continuing capital infusion from those affiliates in reaching their conclusion that a substantial doubt about our ability to continue as a going concern was overcome. Our auditors expressly excluded our proposed public offering from their consideration of any uncertainty in our going concern assumption.
8.      Your response to prior comment No. 24 indicates that your suppliers are shareholders of the company. If so, please add the appropriate disclosures for related party transactions as outlined in SFAS 57.
          In our response to prior comment No. 24, we referred to three of our major suppliers: Kopin Corporation; Vast Technologies, Inc.; and KEK Associates, Inc. Kopin, the largest of our trade creditors, beneficially owns 7,973,646 shares of our common stock or approximately 3.6% of our outstanding common stock and accordingly our transactions with Kopin have been fully disclosed in Note 25 to our financial statements in accordance with SFAS 57. Neither Vast nor KEK beneficially owns any of our common stock. The president and sole stockholder of Vast, the second largest of our trade creditors, beneficially owns 2,000,000 shares of our common stock or approximately 0.9% of our outstanding common stock. The president and sole stockholder of KEK, the third largest of our trade creditors, beneficially owns 656,765 shares of our common stock or approximately 0.3% of our outstanding common stock. We respectfully submit that under SFAS 57 no additional disclosure is required regarding our transactions with Vast and KEK because the percentages of our outstanding common stock owned by their affiliates are immaterial. Accordingly, no additional disclosure has been made in response to this comment.
Management, page 66
9.      In your response to prior comment 26, you state that Mr. Russell is not involved in any of your daily accounting functions, which are performed by your controller. However, Mr. Russell is identified as your principal accounting officer on the signature page of the registration statement. In your response letter, please describe Mr. Russell’s role and responsibilities as your principal accounting officer.

Securities and Exchange Commission
Division of Corporation Finance
October 16, 2009

          As our principal accounting officer, Mr. Russell’s responsibilities are to:
•	oversee and ensure that the monthly and annual financial statements and other financial information are prepared timely and accurately to facilitate effective decision making and our financial reporting requirements;
•	coordinate capital requests and reconciliation of budgets to actual for reporting to our management and board of directors on a regular basis;
•	coordinate with our auditors and attorneys on regulatory filings;
•	oversee the construction and monitoring of systems, policies and procedures that ensure adequate internal controls and financial procedures;
•	oversee the maintenance of appropriate internal controls and financial procedures; and
•	identify risks to the Company and ensure the maintenance of adequate insurance coverage.
Related Party Transactions
Shareholder Loan, page 80
10.     We note that you have not disclosed the name of the individual lender from whom you borrowed the $500,000 or the basis on which he or she is a related person. See Item 404(a)(1) of Regulation S-K. Please disclose this information in this section or tell us why you believe it is not required to be disclosed.
          The requested disclosure has been made. Please see page 80 of the Amendment.
Description of Capital Stock
Warrants, page 88
11.     We note your response to prior comment 31. It does not appear that you have amended the registration statement to describe the factors you considered in determining the exercise price of the warrants being sold in the offering. Please advise.
          The requested disclosure has been made. Please see page 88 of the Amendment.

Securities and Exchange Commission
Division of Corporation Finance
October 16, 2009

Convertible Debt, page 80
12.     We note your response to prior comment 33. We are unable to concur with your conclusion that the company may refrain from filing the promissory note as an exhibit in reliance on paragraphs (A) and (B) of Item 601(b)(4)(iii). The exception at Item 601(b)(4)(iii)(A) does not appear to apply because the outstanding principal balance on the note exceeds 10% of the company’s total assets at June 30, 2009. Also, note that if the accrued and unpaid interest on the promissory note is added to the principal balance, the outstanding balance on the note exceeds 10% of the company’s current assets at March 31, 2009 as well as at June 30, 2009. The exception at Item 601(b)(4)(iii)(B) also does not appear applicable. You indicate in your response that you intend to repay the note from the proceeds of the offering. Since the offering will not close unless the company receives minimum gross proceeds of Cdn $6,000,000, however, it does not appear that the company has taken “appropriate steps to assure” that the note will be redeemed or retired prior or upon to delivery of the registered securities. Accordingly, please file the promissory note as an exhibit to your next amendment.
          We have filed the promissory note as an exhibit to the Amendment. Please see Exhibit 10.20 to the Amendment.
Consolidated Financial Statements
Consolidated Statements of Changes in Stockholder’s Equity page F-4
13.     Please clarify the guidance that you relied upon to record the “direct IPO associated expenses” as a reduction of additional-paid-in-capital.
          SEC Staff Accounting Bulletin: Codification of Staff Accounting Bulletins, Topic 5.A, S25-1, paragraph 340-10-S99-1 provides that “the specific incremental costs directly attributable to a proposed offering of securities may be properly deferred and charged against the gross proceeds of the offering. Deferred costs of an aborted offering may not be deferred and charged against proceeds of a subsequent offering. A short postponement (up to 90 days) does not represent an aborted offering.” Topic 340-10-S99 covers setting such costs as an asset and topic 505-10-S25 refers to the equity component. Both these sections also refer to Topic 5.A.
          Since this is an interim reporting period and the amounts involved are not material we did not record our direct IPO associated expenses as an asset. We concluded that it was better to reflect those expenses on that part of the balance in which they would be reflected upon the closing of the offering. At this time we still expect to close our offering in the forth quarter of 2009. If the offering is not closed, these expenses will be treated operating expenses in the future. Additionally, we respectfully note that this deferral is fully disclosed in our consolidated statement of cash flows.

Securities and Exchange Commission
Division of Corporation Finance
October 16, 2009

Consolidated Statements of Operations, page F-6 and F-7
14.     Please clarify whether your calculation of basic and diluted earnings per share is computed using the weighted average number of common shares outstanding for the period. In this respect, it appears from your presentation on the face of your consolidated statements of operations that your basic and diluted earnings per share were computed using the number of issued and outstanding shares at the end of each respective period rather than the weighted average number of common shares outstanding for the period.
          Upon review, we have determined that our basic and diluted earnings per share were not calculated using the weighted average number of common shares outstanding for the period and we have corrected them accordingly. Please see pages F-6 and F-7 of the Amendment.
Note 2 — Nature of Business and Summary of Significant Accounting Policies
Revenue Recognition, page F-11
15.     Your response to prior comment No. 35 indicates from time to time, free software upgrades have been made available on your product sales arrangements usually to add some new level of functionality. Explain why you do not believe this is an indicator that the software is more than incidental to your products as a whole. We refer you to paragraph 2 and footnote 2 of SOP 97-2. Tell us how you determined that these software upgrades do not represent a separate element in your product sales arrangements. In addition, explain how you satisfy the delivery criteria in SOP 97-2 and/or SAB 104 considering your history of offering free software upgrades that usually add some new level of functionality to your products.
          We respectfully note that to date we have only offered one free software upgrade. This upgrade added a single new feature to one model of our Video Eyewear products, which already included dozens of features. Specifically, the upgrade supported a new 3D video format that we thought some purchasers of that model might like to try. We had no obligation to provide this upgrade and have no obligation to provide any other upgrades in the future. We have no substantial obligations for any post-sale customer support service offerings or for future releases of the embedded software.
          We respectfully submit that the provisions of SOP 97-2 and SAB 104 do not apply because only some of our Video Eyewear products have embedded software that can be upgraded. Therefore, our software has been and is correctly considered incidental to our products as a whole. Our software is not a deliverable that our customers have any expectation of receiving upon purchase of our products. Any additional upgrades, if and when offered, will be made at our discretion and will not be essential to the functionality of our products as delivered. Possible future upgrades are not included in any of our marketing efforts. Accordingly, we feel our accounting for our Video Eyewear product revenues is correct and thus the provisions of SOP 97-2 and SAB 104 do not apply.

Securities and Exchange Commission
Division of Corporation Finance
October 16, 2009

Earnings per share, page F-13
16.     We note your response to prior comment No. 36. Please clarify how you considered the guidance in Issue 5 of EITF 03-6 when calculating your basis net loss per common share. In this respect, please tell us whether your Series C Preferred Shares are entitled to participate in your net losses.
          Our Series C Preferred shares are not entitled (or required) to participate in our net losses and do not share in our profits. Accordingly, we feel they should not be included in our basic net loss per common share calculations other than for the accrual of their cumulative dividends. This treatment is consistent with the guidance contained in Issue 5 of EITF 03-6.
Note 19 — Stock Subscription Receivable, page F-26
17.     Please clarify the guidance that you relied upon to account for the forgiveness of the subscription receivable as a reduction of additional-paid-in-capital.
          As requested by the Staff Accountant during our telephone conference of October 8, 2009, below are the accounting entries that were originally used to set up the share subscriptions receivable and its reversal in our last reporting period.

Originally Recorded As:
Subscription Rec.	58,377.51
Subscription Rec.	35,803.56
Additional Pd in Capital	94,181.06

Forgiveness:
Wages	58,377.51
Wages	22,668.86 (reflects interest accrued up till date of forgiveness)
Additional Paid in Capital	13,134.69
Subscription Receivable	94,181.06
          As described above, the receivable was originally booked on a gross basis in 2001. This treatment was consistent with the SEC Staff Accounting Bulletin Topic 4:E (now SAP 107), which provides that “the amount recorded as a receivable should be presented in the balance sheet as a deduction from stockholder’s equity.” This treatment is also consistent with Rule 5-02.30 of Regulation S-X, which provides that accounts or notes receivable arising from transactions involving the registrant’s capital stock should be presented as deductions from stockholders’ equity and not as assets.

Securities and Exchange Commission
Division of Corporation Finance
October 16, 2009

          As a result of this adjustment, we have charged the amounts received for the shares and earned interest to compensation expense and then reversed the unearned interest revenue portion that was originally recorded to additional paid-in capital. Excluding the interest portion, we believe that such a reversal is consistent with GAAP, but we have been unable to find specific reference examples where the forgiveness included a gross interest reversal.
          We have revised Note 19 to our consolidated financial statements to explain this treatment. Please see the amended Note 19 on page F-26 of the Amendment. In addition, we have changed the descriptions of these transactions on pages F-5 and F-8 to “Adjustment of Subscriptions Receivable”
Item 17, Undertakings, page II-6
18.     We note your response to prior comment 40. Please provide the undertaking at Item 512(a)(5)(i) or (a)(5)(ii), as appropriate.
          The requested undertaking has been provided. Please see page II-6 of the Amendment.
          Please do not hesitate to call me at (585) 238-3576, or my colleague, Lawrence Kallaur, at (585) 238-3530, if you have any questions or would like any additional information regarding this matter.
Very truly yours,
/s/  Robert F. Mechur

Robert F. Mechur

cc:	Messrs. Paul J. Travers Grant Russell

Exhibit A
Vuzix Corporation
Operating Budget Compared to Actual Results for the
Six Months Ended June 30, 2009

	Six Months Ended
	June 30, 2009
		Actual
	Budget	(unaudited)
Revenue
Defense & Industrial	3,526,390	1,865,815
Engineering Services	1,315,842	2,670,615
Consumer iWear	1,513,434	565,355
Medical Vision Products	105,203	17,617
Net Revenue	6,460,869	5,119,402

Cost of Goods Sold	4,209,549	3,259,177

Gross Profit	2,251,320	1,860,225

Expenses
Research & Development	746,198	945,897
Sales & Marketing	1,218,755	976,041
General & Administrative	745,855	990,729
Depreciation	185,027	306,343
Sub-total of Operating Expenses	2,895,835	3,219,010

Loss from Operations	(644,515)	(1,358,785)

Net Other Income (Expense) — Interest	(103,270)	(127,005)
Income taxes	—	(1,776)

Net Income Before Tax	(747,785)	(1,487,566)

A-1

Vuzix Corporation
Operating Budget Compared to Actual Results for the
Nine Months ended September 30, 2009

	Nine Months Ended
	September 30, 2009
		Actual
	Budget	(unaudited)
Revenue
Defense & Industrial	4,472,550	4,317,639
Engineering Services	1,693,842	833,210
Consumer iWear	2,772,743	2,520,480
Medical Vision Products	44,117	19,345
Net Revenue	8,983,253	7,690,675

Cost of Goods Sold	5,960,217	4,798,416

Gross Profit	3,023,035	2,892,259

Expenses
Research & Development	1,384,565	1,372,328
Sales & Marketing	1,756,242	1,427,114
General & Administrative	1,213,929	1,284,527
Depreciation	281,411	424,273
Sub-total of Operating Expenses	4,636,148	4,508,242

Loss from Operations	(1,613,113)	(1,615,983)

Net Other Income (Expense) — Interest	(174,752)	(194,506)
Income taxes		25,831

Net Income Before Tax	(1,787,865)	(1,784,658)

A-2

Vuzix Corporation
Operating Budget for the Three Months Ending December 31, 2009

Three Months Ending
December 31, 2009
Budget
Revenue
Defense & Industrial	1,941,600
Engineering Services	50,000
Consumer iWear	4,159,853
Medical Vision Products	127,262
Net Revenue	6,278,715

Cost of Goods Sold	3,946,193

Gross Profit	2,332,522

Expenses
Research & Development	463,479
Sales & Marketing	950,632
General & Administrative	515,080
Depreciation	107,893
Sub-total of Operating Expenses	2,037,084

Loss from Operations	295,438

Net Other Income (Expense) — Interest	(25,633)
Income taxes

Net Income Before Tax	269,804

A-3